SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                 ________________________________

                         Amendment No. 3
                                to
                 Rule 13e-3 Transaction Statement

                (Pursuant to Section 13(e) of the
                 Securities Exchange Act of 1934)

                 ________________________________

       PRUDENTIAL-BACHE/A.G. SPANOS REALTY PARTNERS L.P., I
                       (Name of the Issuer)


                A.G. SPANOS REALTY PARTNERS, L.P.
               (Name of Person(s) Filing Statement)

         Depository Units of Limited Partnership Interest
                  (Title of Class of Securities)

                               N/A
              (CUSIP Number of Class of Securities)

                      Ralph C. Walker, Esq.
                Orrick, Herrington & Sutcliffe LLP
                        400 Sansome Street
                     San Francisco, CA  94111
                          (415) 392-1122
  (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
                           Statement)


          This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
               Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.   [ ]  A tender offer.

                    d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                   Calculation of Filing Fee

Transaction valuation (1)               Amount of filing fee (1)

     $22,440,000                             $4,528

     (1) Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 0-11 thereunder, the transaction valuation is $22,440,000, the aggregate distribution to be paid to limited partners pursuant to the sale of substantially all the assets and subsequent liquidation of Prudential-Bache/A.G. Spanos Realty Partners L.P., I (the "Partnership"), the transaction which is the subject of this Statement. The filing fee is 1/50 of 1% of such transaction valuation. Pursuant to Rule 0-11, this fee constitutes the filing fee for this transaction for purposes of both this Statement and the preliminary consent solicitation statement filed pursuant to Rule 14a-6 under the Exchange Act and incorporated herein.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $4,528

     Form or Registration No.:     Preliminary Consent
                                   Solicitation Statement

     Filing Party:                 Prudential-Bache/A.G. Spanos
                                   Realty Partners L.P., I

     Date Filed:                   July 25, 1997


                           FINAL REPORT

          This Rule 13e-3 Transaction Statement (the "Statement") relates to (i) the sale of substantially all of the assets of the Partnership in a public auction (the "Auction"), (ii) the amendment of the Amended and Restated Agreement of Limited Partnership of the Partnership to permit an affiliate of one of the general partners of the Partnership to bid for, and if successful to purchase, one or more of the Partnership's real properties (the "Amendment") and (iii) the subsequent complete termination and liquidation of the Partnership (the "Plan of Liquidation") (collectively, the Auction, the Amendment and the Plan of Liquidation are referred to herein as the "Plan"). The Plan is being proposed by A.G. Spanos Realty Partners, L.P. ("Spanos"), one of the general partners of the Partnership, in connection with, and pursuant to the terms of, a proposed settlement by Spanos and its affiliates (the "Settlement") of certain class action litigation (the "Litigation") now pending in the United States District Court for the Southern District of New York (the "Court"). The Settlement is set forth in a Stipulation of Settlement with Spanos Defendants (the "Settlement Agreement"), executed by plaintiffs in the Litigation and by Spanos and certain of its affiliates (the "Spanos Defendants").

          This Amendment No. 3 to the Statement is being filed by Spanos as a final report pursuant to Rule 13e-3(d)(3). Attached hereto as Exhibit (h) is a summary of the tabulation of the forms of Consents received by Spanos from Unitholders through the close of business on July 10, 1998, the extended termination date of the solicitation, showing that the Consents of Unitholders holding a majority of the outstanding Units have been received with respect to all three proposals.

          On July 21, 1998, the court entered its final order and judgment approving the Settlement.

     Item 17.       Material to be Filed as Exhibits

     (h)            Tabulation of results of Consent
                    solicitation.


                            SIGNATURES

          After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Statement is true, complete and correct.

Dated:  July 24, 1998

                         A.G. SPANOS REALTY PARTNERS, L.P.


                         By: AGS FINANCIAL CORPORATION,
                              General Partner


                         By:  /s/Arthur J. Cole
                              -------------------------
                              Arthur J. Cole, President


                         By: A.G. SPANOS REALTY CAPITAL, INC.,
                              General Partner


                         By:  /s/Arthur J. Cole
                               -------------------------
                              Arthur J. Cole, Vice President


                    SCHEDULE 13E-3 EXHIBIT INDEX


                                                       SEQUENTIAL
EXHIBIT        DESCRIPTION                             PAGE NUMBER

(h)            Tabulation of results of Consent
               Solicitation                                  6

                                   5